UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Six Months ended June 30, 2025

Commission File No. 000-51808

Athena Gold Corporation

(Name of Registrant)

Suite 204, 1497 Martin St., White Rock, British Columbia, Canada V4B3WB

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Athena Gold Corporation (Registrant)
Dated: August 29, 2025	By: /s/ Koby Kushner Koby Kushner President and CEO

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ATHENA GOLD CORPORATION

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited)

3

Notice of No Auditor Review of Consolidated Interim Financial Statements

The accompanying unaudited consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management and have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting, as issued by the International Accounting Standards Board. The Company’s independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Professional Chartered Accountants for a review of interim financial statements by an entity’s auditor.

4

ATHENA GOLD CORPORATION

Consolidated Interim Statements of Financial Position

(Expressed in US dollars - unaudited)

	Notes	6/30/25	12/31/24 (restated – Note 2)	12/31/23 (restated – Note 2)
Assets

Current assets
Cash and cash equivalents		$552,451	$242,082	$2,808
Prepaid expenses		51,497	115,561	45,647
Investment in securities		737,343	376,323	–
Total current assets		1,341,291	733,966	48,455

Other assets
Prepaid expenses		–	17,380	–
Investment in securities		–	–	496,400
Mineral rights	5	6,241,114	6,241,114	6,196,114
Total other assets		6,241,114	6,258,494	6,692,514

Total assets		$7,582,405	$6,992,460	$6,740,969

Liabilities and Stockholders' Equity

Current liabilities
Accounts payable	9	$316,807	$138,071	$245,195
Advanced deposits		–	–	46,000
Warrant and option liability	6	–	251,549	29,151
Total current liabilities		316,807	389,620	320,346

Long term liabilities
Note payable and accrued interest - related party	9	102,466	103,419	–
Warrant liability	6	344,298	347,564	104,744
Total long term liabilities		446,764	450,983	104,744

Total liabilities		763,571	840,603	425,090

Stockholders' equity
Share capital	7,9	25,951	19,479	16,714
Additional paid in capital		18,008,175	17,405,780	16,935,937
Reserves		447,735	358,458	358,146
Accumulated deficit		(11,663,027)	(11,631,860)	(10,994,918)

Total stockholders' equity		6,818,834	6,151,857	6,315,879

Total liabilities and stockholders' equity		$7,582,405	$6,992,460	$6,740,969

Commitments and contingencies (Note 8)

Subsequent events (Note 12)

Approved by the Board on August 29, 2025:

“John Power” , Director	“Koby Kushner” , CEO & Director

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

5

ATHENA GOLD CORPORATION

Consolidated Interim Statements of Income and Loss

(Expressed in US dollars - unaudited)

		Three Months Ended		Six Months Ended
	Notes	6/30/25	6/30/24 (restated – Note 2)	6/30/25	6/30/24 (restated – Note 2)

Operating expenses
Exploration, evaluation and project expenses	5	$252,863	$21,986	$306,240	$62,400
General and administrative expenses	7(c), 9	273,175	75,813	483,540	204,397
Total operating expenses		526,038	97,799	789,780	266,797

Net operating loss		(526,038)	(97,799)	(789,780)	(266,797)

Other income		33,487	–	33,487	–
Interest expense		(1,496)	(378)	(2,976)	(378)
Realized loss on investment		–	–	(6,936)	–
Unrealized gain (loss) on investment		337,035	(4,344)	417,186	(57,824)
Revaluation of warrant liability		20,406	(74,224)	317,852	(193,360)
Net loss		$(136,606)	$(176,745)	$(31,167)	$(518,359)

Weighted average common shares outstanding – basic and diluted		210,722,393	172,406,300	202,806,987	173,051,106

Loss per common share – basic and diluted		$0.00	$0.00	$0.00	$0.00

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

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ATHENA GOLD CORPORATION

Consolidated Interim Statements of Changes in Equity

(Expressed in US dollars - unaudited)

	Share Capital (restated – Note 2)			Reserves
	Shares	Common share par value	Additional paid-in capital	Options and warrants	Deficit (restated – Note 2	Total

December 31, 2023 (restated – Note 2)	167,138,069	$16,714	$16,935,937	$358,146	$(10,994,918)	$6,315,879
Private placement, net	5,000,000	500	147,841	–	–	148,341
Allocation to warrant liability	–	–	(68,774)	–	–	(68,774)
Share-based compensation - shares issued to officers and directors	600,000	60	23,940	–	–	24,000
Share-based compensation - stock options	–	–	–	312	–	312
Shares issued to settle debt	985,564	99	36,152	–	–	36,251
Net loss	–	–	–	–	(518,359)	(518,359)
June 30, 2024 (restated – Note 2)	173,723,633	$17,373	$17,075,096	$358,458	$(11,513,277)	$5,937,650

Private placement, net	21,080,000	$2,106	$754,314	$–	$–	$756,420
Allocation to warrant liability	–	–	(352,581)	–	–	(352,581)
Allocation to option liability	–	–	(71,049)	–	–	(71,049)
Net loss	–	–	–	–	(118,583)	(118,583)
December 31, 2024 (restated – Note 2)	194,803,633	$19,479	$17,405,780	$358,458	$(11,631,860)	$6,151,857

Private placement, net	20,839,236	$6,472	$665,431	$–	$–	$667,516
Nova shares reissued	43,865,217	4,387	–	–	–	4,387
Allocation to warrant liability and broker warrants	–	–	(63,036)	–	–	(63,036)
Share-based compensation - stock options	–	–	–	89,277	–	89,277
Net loss	–	–	–	–	(31,167)	(31,167)
June 30, 2025	259,508,086	$25,951	$18,008,175	$447,735	$(11,663,027)	$6,818,834

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

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ATHENA GOLD CORPORATION

Consolidated Interim Statements of Cash Flows

(Expressed in US dollars - unaudited)

	Six Months Ended
	6/30/25	6/30/24 (restated – Note 2)

Cash flows from operating activities
Net loss	$(31,167)	$(518,359)
Adjustments to reconcile net loss to net cash used in operating activities
Revaluation of warrant liability	(317,852)	193,360
Realized loss on investments	6,936	–
Unrealized (gain) loss on investments	(417,186)	57,824
Share based compensation	89,277	24,312
Change in operating assets and liabilities:
Prepaid expense	81,444	19,647
Accounts payable and accrued liabilities	183,693	24,344
Accounts payable - related party	(5,909)	8,698

Net cash used in operating activities	(410,764)	(190,174)

Cash flows from investing activities
Proceeds from sale of investments	49,230	–

Net cash provided by investing activities	49,230	–

Cash flows from financing activities
Loan from related parties	–	100,378
Deposits for future private placement	–	(46,000)
Proceeds from private placement of stock, net	671,903	148,341

Net cash provided by financing activities	671,903	202,719

Net change in cash	310,369	12,545

Cash, beginning of period	242,082	2,808

Cash, end of period	$552,451	$15,353

Supplemental information:
Interest and taxes paid	$–	$–

Noncash investing and financing activities
Stock issued to pay off debt	$–	$36,251
Broker warrants issued	$10,891	$–
Warrant and option liability recognition	$52,145	$68,774
Mineral property additions in accounts payable	$–	$45,000

The accompanying notes are an integral part of these unaudited consolidated interim financial statements.

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ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Going Concern

Athena Gold Corporation (“we,” “our,” “us,” or “Athena”) was incorporated in Delaware on December 23, 2003. On October 31, 2024, the board of directors determined that it would be in the best interest of the Company to change the corporate jurisdiction from the State of Delaware to the Province of British Columbia, Canada by means of a process called a “merger” under the Delaware General Corporation Law and a “continuation” followed by an amalgamation under the Business Corporations Act (British Columbia). On March 27, 2025 the shareholders of the Company approved the redomestication of the Company in the Province of British Columbia, Canada by merger into a British Columbia corporation. The Company’s head office is at Suite 204, 1497 Martin St, White Rock, British Columbia, Canada V4B3W8.

The Company is listed on the Canadian Securities Exchange (“CSE”) trading under the symbol “ATHA” and is co-listed on the United States (“US”) OTCQB trading under the symbol “AHNRF”. After the shareholder approval of the redomestication, the Company became a foreign private issuer as it is incorporated outside of the United States. The Company will file an annual Form 20-F instead of a Form 10-K, and quarterly Form 6-K instead of a 10-Q. Additionally, the Company will report financial statements in accordance with International Financial Reporting Accounting Standards.

The Company is engaged in the acquisition and exploration of mineral resources. The Company’s properties do not have any reserves. The Company plans to conduct exploration programs on these properties with the objective of ascertaining whether any of its properties contain economic concentrations of precious and base metals that are prospective for mining.

Since the formation of the Company, it has not generated any revenue. As an early-stage company, the Company is subject to all the risks inherent in the initial organization, financing, expenditures, complications and delays inherent in a new business. Our business is dependent upon the implementation of our business plan. There can be no assurance that our efforts will be successful or that we will ultimately be able to generate revenue or attain profitability.

Natural resource exploration, and exploring for gold, is a business that by its nature is very speculative. There is a strong possibility that we will not discover gold or any other mineralization which can be mined or extracted at a profit. Even if we do discover gold or other deposits, the deposit may not be of the quality or size necessary for us or a potential purchaser of the property to make a profit from mining it. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected geological formations, geological formation pressures, fires, power outages, labor disruptions, flooding, explosions, cave-ins, landslides, and the inability to obtain suitable or adequate machinery, equipment or labor are just some of the many risks involved in mineral exploration programs and the subsequent development of gold deposits.

The Company business is exploring for gold and other minerals. If the Company discovers commercially exploitable gold or other deposits, revenue from such discoveries will not be generated unless the gold or other minerals are mined.

Mining operations in the United States are subject to many different federal, state, and local laws and regulations, including stringent environmental, health and safety laws. In the event operational responsibility is assumed for mining our properties, the Company may be unable to comply with current or future laws and regulations, which can change at any time. Changes to these laws may adversely affect any of the Company potential mining operations. Moreover, compliance with such laws may cause substantial delays and require capital outlays greater than those the Company anticipates, adversely affecting any potential mining operations. Future mining operations, if any, may also be subject to liability for pollution or other environmental damage. The Company may choose not to be insured against this risk because of high insurance costs or other reasons.

9

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

As at June 30, 2025, the Company has a working capital of approximately $1,000,000. The ability of the Company to meet its obligations and continue operations is dependent on its ability to obtain additional debt or equity financing. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern. There can be no assurance that the Company will be able to raise capital on terms advantageous to the Company, or at all.

NOTE 2 – BASIS OF PREPARATION

Statement of compliance

These financial statements were approved by the Company’s Board of Directors and authorized for issuance on August 29, 2025.

These financial statements have been prepared in accordance with International Financial Reporting Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. These financial statements do not include all disclosures required for annual audited financial statements.

Basis of presentation

These consolidated financial statements have been prepared on the going concern basis, under the historical cost convention, except for certain financial instruments that are measured at fair value as described herein.

Presentation and functional currency

These consolidated financial statements are presented in U.S. dollars (“USD”), which is the functional currency of the Company and its subsidiaries. As such, the Company is exposed to currency risk from financial assets and liabilities denominated in Canadian dollars. References to Canadian dollars are to ‘CAD’.

Basis of consolidation

The consolidated financial statements include the accounts of Athena Gold Corp. and its wholly owned subsidiary, Nubian Resources USA (“Nubian USA”). All significant inter-entity balances and transactions have been eliminated in consolidation. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement in the entity and can affect those returns through its power to direct the relevant activities of the entity. Subsidiaries are included in the consolidated financial results of the Company from the date of acquisition up to the date of disposition or loss of control.

Initial adoption of IFRS Accounting Standards

The Company adopted IFRS Accounting Standards on April 15, 2025 with an effective date of January 1, 2023 and our prior periods in the included consolidated financial statements are restated accordingly. The Company had previously reported under United States Generally Accepted Accounting Principles.

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ATHENA GOLD CORPORATION

Notes to the Financial Statements

Impact on equity

The following table summarizes the impact on the Company’s equity accounts on January 1, 2023:

Account	As reported	Adjustment	Re-stated
	$	$	$
Accumulated deficit	11,702,799	(66,566)	11,636,233
Additional paid-in capital	16,652,602	(420,247)	16,232,355
Options and warrants reserve	–	336,940	336,940

The following table summarizes the impact on the Company’s equity accounts on December 31, 2023:

Account	As reported	Adjustment	Re-stated
	$	$	$
Accumulated deficit	11,090,050	(95,132)	10,994,918
Additional paid-in capital	17,391,148	(455,211)	16,935,937
Options and warrants reserve	–	358,146	358,146

The following table summarizes the impact on the Company’s equity accounts on December 31, 2024:

Account	As reported	Adjustment	Re-stated
	$	$	$
Accumulated deficit	11,726,568	(94,708)	11,631,860
Additional paid-in capital	17,861,545	(455,765)	17,405,780
Options and warrants reserve	–	358,458	358,458

Comprehensive income

For the years ended December 31, 2024 and 2023, the Company reported a net loss of $636,942 and a net income of $612,748, respectively. In connection with the adoption of IFRS Accounting Standards, the Company’s net loss for the year ended December 31, 2024 increased by $424. For the year ended December 31, 2023, the Company’s net income increased by $28,567.

The Company’s cash flows were unaffected.

NOTE 3 – MATERIAL ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents. The Company places its cash with high credit quality financial institutions in the United States and Canada. On June 30, 2025, the Company’s cash balance was approximately $550,000. To reduce its risk associated with the failure of such financial institution, the Company will evaluate, as needed, the rating of the financial institution in which it holds deposits.

11

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

As of June 30, 2025, the Company had $473,670 (CAD$650,100) (December 31, 2024 - $nil) of unspent flow-through expenditure commitments, which is required to be spent by December 31, 2026.

Foreign Currency Translation

The Company is exposed to currency risk on transactions and balances in currencies other than the functional currency. The Company has not entered any contracts to manage foreign exchange risk. The Company does not consider the currency risk to be material to the future operations of the Company and, as such, does not have a program to manage currency risk.

Transactions in foreign currencies are recorded in the functional currency at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rates. Non-monetary items are translated at the exchange rates in effect on the date of the transactions. Foreign exchange gains and losses arising from translation are presented in the consolidated statements of loss and comprehensive loss.

Mineral Property Acquisition and Exploration Costs

Mineral property exploration costs are expensed as incurred until economic reserves are quantified. To date, the Company has not established any proven or probable reserves on its mineral properties. Costs of lease, exploration, carrying and retaining unproven mineral lease properties are expensed as incurred. The Company has chosen to expense all mineral exploration costs as incurred given that it is still in the exploration stage. Once the Company has identified proven and probable reserves in its investigation of its properties and upon development of a plan for operating a mine, it would enter the development stage and capitalize future costs until production is established. When a property reaches the production stage, the related capitalized costs will be amortized over the estimated life of the probable-proven reserves. When the Company has capitalized mineral properties, these properties will be periodically assessed for impairment of value and any diminution in value. To date, the Company has not established the commercial feasibility of any exploration prospects; therefore, all exploration costs are being expensed. Costs of mineral property acquisitions are being capitalized.

Financial Instruments

Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVTPL). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. Financial assets at amortized cost are measured at amortized cost using the effective interest method. Financial assets are measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income. The classification determines the method by which the financial assets are carried on the consolidated statement of financial position subsequent to inception and how changes in value are recorded.

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ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

Financial assets are classified as current assets or non-current assets based on their maturity date. Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. On derecognition, the difference between the carrying amount measured at the date of derecognition and the consideration received is recognized in profit or loss.

The Company has no financial assets measured at FVOCI. The Company’s financial assets classified and measured at amortized cost consist of cash and cash equivalents and deposits. The Company’s financial assets classified as FVTPL consist of investment in securities.

Financial liabilities

Financial liabilities are classified as subsequently measured at amortized cost, unless designated FVTPL. Financial liabilities measured at amortized cost are measured using the effective interest method. The classification determines the method by which the financial liabilities are carried on the consolidated statement of financial position subsequent to inception and how changes in value are recorded.

Financial liabilities are derecognized only when the Company’s obligations are discharged, cancelled, or they expire.

The Company’s financial liabilities classified and measured at amortized cost consist of accounts payable and accrued liabilities and the Company’s financial liabilities measured at FVTPL consist of warrant and option liability.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the country where the Company operates and generates taxable income.

Deferred tax

Deferred taxes are recognized in respect of temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. The Company has not recognized any deferred tax assets for the years presented.

13

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

Impairment of Non-financial Assets

The carrying amount of the Company’s assets is reviewed at each reporting date to determine whether there is any indication of impairment. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of any impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous periods.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Share-Based Compensation

The Company adopts a stock option plan in which the Company grants stock options to directors, employees, and consultants as compensation for service provided. The fair value of the options at the date of grant is charged to share-based management and consulting fees over the vesting period, with the offset recorded to reserve. The amount recognized as share-based management and consulting fees is adjusted to reflect the number of awards for which the related service conditions are expected to be met such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service conditions at the vesting date. When an optionee ceases to meet service conditions, the options granted are forfeited and the cumulative expense recognized to the date of termination is reversed. Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is charged through profit or loss over the remaining vesting period.

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received, unless they are related to the issuance of shares. Amounts related to the issuance of shares are recorded as a reduction of share capital.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of the Black Scholes valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

All equity-settled share-based payments are reflected in reserve for share-based payments, until exercised. Upon exercise, shares are issued from the treasury and the amount reflected in reserve for share-based payments is credited to share capital, adjusted for any consideration paid. Upon expiry, the fair value of unexercised options is retained in the reserve.

14

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

Share capital

Financial instruments issued by the Company are classified as equity only to the extent that they do not meet the definition of a financial liability or financial asset. The Company’s common shares and stock options are classified as equity instruments.

Incremental costs directly attributable to the issue of new shares or options are recognized as a deduction from equity, net of tax. Equity instruments issued to agents as financing costs are measured at their fair value at the date the services were provided.

Valuation of equity units issued in private placements.

The Company allocates the proceeds from the issuance of units between common shares and share purchase warrants on a pro-rata basis based on the relative fair values at the date of issuance. The fair value of the common shares is based on the market closing price on the date the units are issued and the fair value of the share purchase warrants (classified as liabilities – see below) is determined using the Black-Scholes option pricing model (“BSM”) as of the date of issuance.

Any value attributed to the warrants is recorded to reserves. Upon exercise, the fair value is reallocated from reserves to issued share capital along with the associated proceeds from exercise.

Share purchase warrants

Share purchase warrants that are not classified as share-based payments are classified as a derivative liability under the principles of IFRS 9 Financial Instruments. As the exercise price of the share purchase warrant is fixed in Canadian dollars and the functional currency of the Company is the US dollar, the share purchase warrants are considered a derivative liability in accordance with IAS 32 Financial Instruments: Presentation as a variable amount of cash in the Company’s functional currency will be received upon exercise.

These types of share purchase warrants are recognized at fair value using the Black-Scholes option pricing model. Share purchase warrants are initially recorded as a liability at fair value with any subsequent changes in fair value recognized in the consolidated statement of loss and comprehensive loss.

Upon exercise of the share purchase warrants with exercise prices in a currency other than the Company’s functional currency, the share purchase warrants are revalued at the date of exercise with any gain or loss being charged to the consolidated statement of loss and comprehensive loss, and the total fair value of the exercised share purchase warrants is reallocated to equity. The proceeds generated from the payment of the exercise price are also allocated to equity.

Investment in securities

We have concluded that the Company does not have the ability to exercise significant influence over operating and financial policies of its investee. The Company’s investment in securities is measured at fair value through profit or loss.

15

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

Loss per Common Share

Basic loss per share is calculated by dividing the net loss available to common shareholders by the weighted average number of shares issued and outstanding during the year. For all periods presented, the net loss available to common shareholders equals the reported loss. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, when a loss is incurred during the year, diluted and basic loss per share are the same because the effect on loss per share of potential issuance of shares under options and warrants would be anti-dilutive.

Related party transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company’s operating segments are components of the Company’s business for which discrete financial information is available and which are reviewed regularly by the Company’s Chief Executive Officer, who has been designated as the Chief Operating Decision Maker, to make decisions about resources to be allocated to the segment and assess its performance.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting – Improvements to Reportable Segments Disclosures. The amendments enhance disclosures of significant segment expenses by requiring disclosure of significant segment expenses regularly provided to the chief operating decision maker (CODM), extend certain annual disclosures to interim periods, and permit more than one measure of segment profit or loss to be reported under certain conditions. The amendments are effective for the Company in fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption of the amendment is permitted, including adoption in any interim periods for which financial statements have not been issued. The Company adopted ASU 2023-07 effective as of December 31, 2024, and the segment disclosures in Note 8 are reflective of that adoption.

16

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

IFRS Accounting Standards pronouncements not yet adopted

The following pronouncements have been issued but are not yet effective:

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it may change what an entity reports as its ‘operating profit or loss’. Key new concepts introduced in IFRS 18 relate to: (i) the structure of the statement of profit or loss; (ii) required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures); and (iii) enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. The Company is currently assessing the effects of IFRS 18 on the financial statements.

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the ‘solely payments of principal and interest’ criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments are effective for annual periods beginning on or after January 1, 2026 with early application permitted. The Company is currently assessing the effect of these amendments on the financial statements.

NOTE 4 – CRITICAL JUDGEMENTS AND ESTIMATION UNCERTAINTIES

The preparation of the Company’s financial statements and applying its accounting policies requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, the accompanying disclosures, as well as the disclosure of contingent liabilities. Uncertainty about these judgments, assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods as revisions to accounting estimates are recognized prospectively.

The judgements, key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below.

Share-based compensation

The fair value of share-based compensation in stock options is calculated using the Black-Scholes model. The main assumptions used in the model include the estimated life of the option, the expected volatility of the Company’s share price, and the risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s-length transaction.

17

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

Impairment of mineral properties

Management applies significant judgment in its assessment of mineral properties and whether there are any indications of impairment. The Company considers both internal and external sources of information when making the impairment assessment. External sources of information considered are changes in the Company’s economic, legal and regulatory environment, which it does not control, but affects the recoverability of its mining assets. Internal sources of information the Company considers include the manner in which mining properties are expected to be used and indications of economic performance.

Warrant and option liability

The fair value of the warrant and option liability is calculated using the Black-Scholes model. The main assumptions used in the model include the estimated life of the warrant and option, the expected volatility of the Company’s share price, and the risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the warrant or option could receive in an arm’s-length transaction.

NOTE 5 – MINERAL RIGHTS

Excelsior Springs

During the year ended December 31, 2021, the Company acquired 100% of Nubian USA from Carlton Precious Inc. (formerly Nubian Resources Ltd.) (the “Seller”). Nubian USA holds full ownership of the mining claims comprising the Excelsior Springs Prospect (the “Property”) located in Esmerelda County, Nevada.

The Seller retained a 1% Net Smelter Returns Royalty on the claims it sold to the Company. One-half (0.5%) of the NSR Royalty may be purchased by the Company for CAD $500,000 payable to the Seller. An additional one-half (0.5%) of the NSR Royalty may be purchased by the Company at fair market value.

On June 9, 2022, the Company entered into an agreement to purchase an undivided 100% interest in the Fortunatus and Prout patented lode mining claims in Esmeralda County, Nevada as part of the Excelsior Springs Project for consideration of $185,000. The Agreement was completed in July 2022.

On June 1, 2024, the Company entered into an Asset Purchase Agreement with Silver Reserve Corp. to acquire an 100% interest in 11 unpatented Bureau of Land Management (BLM) claims covering approximately 220 acres known as the Blue Dick Mine and related mineral claims, together with certain technical data relating to the mining claims. Total consideration paid was $45,000 and a 3% NSR.

Crow Springs

The Company entered into a memorandum of understanding in April 2022 to acquire seven unpatented mining claims and subsequently staked ten additional unpatented mining claims for a total of 17 claims in the Crow Springs Mining District located in Esmeralda County, Nevada. See Note 12 Subsequent Events for additional information.

18

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

Oneman Lake and Laird Lake Projects

Effective October 1, 2024, Athena entered into a definitive agreement to acquire two early exploration stage projects located in Ontario Canada under the following terms:

Pursuant to the Definitive Agreement, Athena Gold acquired up to a 100% interest in two mining properties, consisting of 218 mining claims covering approximately 4,736 hectares (the “Properties”). The Properties are comprised of two projects: one known as the Oneman Lake Project located near Kenora, Ontario and the other known as the Laird Lake Project in Red Lake, Ontario. Pursuant to an option agreement dated August 19, 2024, with Bounty Gold Corp. (“Bounty Gold”). The Properties were acquired from Libra Lithium Corp. which earned 100% ownership of the Oneman Lake Project and had the exclusive option to acquire the Laird Lake Project (the “Option”) subject to certain terms and conditions. Bounty Gold has consented to the transfer of the Properties from Libra Lithium Corp. to Athena Gold.

All parties to this transaction are arm’s length.

As consideration of the Properties, Athena Gold issued 43,865,217 common shares in the capital of Athena Gold’s wholly owned subsidiary, Nova Athena Gold Corp. to Libra, at a value of $Nil. The value of the transaction was determined by reference to the fair value of Nova’s common shares; these shares do not trade publicly and therefore were determined based on Level 3 inputs.

Athena Gold has assumed all obligations of the Option to Bounty Gold to acquire the Laird Lake Project in consideration of the following cash payments and share issuances over the course of five years (which may be accelerated at Athena Gold’s option):

a.	payment of CAD $50,000 in cash on or before August 19, 2025, of which up to 50% of such payment may be made in the form of common shares in the capital of Athena Gold;
b.	payment of CAD $50,000 in cash on or before the August 19, 2026, of which up to 50% of such payment may be made in the form of common shares in the capital of Athena Gold;
c.	payment of CAD $50,000 in cash on or before August 19, 2027, of which up to 50% of such payment may be made in the form of common shares in the capital of Athena Gold;
d.	payment of CAD $50,000 in cash on or before August 19, 2028, of which up to 50% of such payment may be made in the form of common shares in the capital of Athena Gold; and
e.	payment of CAD $1,000,000 in cash on or before August 19, 2029, or alternatively

i.	payment of 75% in cash and the issuance of common shares in the capital of Athena Gold equal to 25% of the payment, for a total payment of CAD $1,250,000;
ii.	payment of 50% in cash and the issuance of common shares in the capital of Athena Gold equal to 50% of the payment, for a total payment of CAD $1,500,000; or
iii.	payment of 25% in cash and the issuance of common shares in the capital of Athena Gold equal to 75% of the payment, for a total payment of CAD $1,750,000.

19

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

In the event that Athena Gold pays any of the payments to Bounty Gold in the form of both cash and common shares, the price per share will be determined with the number of shares being based on a per share deemed issue price equal to the 30-day VWAP of the shares for the period of any 20 consecutive trading days on the Canadian Securities Exchange ending on the date that is three business days prior to the date of issuance of the additional common shares.

Upon completion of the above obligations by Athena Gold, Bounty Gold will retain a 2% NSR on the Properties, of which 1% may be purchased by Athena Gold for CAD $1,000,000 at any time.

See Note 12 Subsequent Events for additional information.

NOTE 6 – WARRANT AND OPTION LIABILITY

The Company has issued warrants which have an exercise price denominated in Canadian dollars while the Company’s functional currency is US dollars. Accordingly, these warrants are remeasured to fair value at each reporting date using the Black-Scholes option pricing model.

A summary of the Company’s warrant liability movement is as follows:

	Weighted Average exercise price	Number of warrants	Warrant liability
	CAD$	#	$
Balance December 31, 2022	0.14	24,935,560	1,016,560
Warrants issued	0.10	14,720,303	533,874
Warrants expired	0.15	(264,810)	(5,791)
Fair value adjustment for warrants outstanding			(1,410,748)
Balance, December 31, 2023	0.12	39,391,053	133,895
Warrants issued	0.10	15,540,000	421,356
Warrants expired	0.14	(18,420,750)	(29,827)
Fair value adjustment for warrants outstanding			60,590
Balance December 31, 2024	0.11	36,510,303	586,014
Warrants issued	0.12	2,141,000	63,036
Warrants expired	0.10	(25,970,303)	(50,482)
Fair value adjustment for warrants outstanding			(254,270)
Balance, June 30, 2025	0.12	12,681,000	344,298
Current portion			0
Non-current portion			344,298

On April 25, 2025, in connection with a private placement of flow-through units, the Company issued 480,000 common share purchase warrants to non-arm’s length brokers. The warrants have an exercise price of CAD$0.12 and an expiry date of April 25, 2026. The fair value of warrants on initial recognition was $10,891 and was recorded as share issuance costs.

20

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

On June 30, 2025, in connection with a private placement of units, the Company issued 2,141,000 common share purchase warrants with an exercise price of CAD$0.12 and an expiry date of June 30, 2028. The fair value of warrants on initial recognition was $52,145.

A summary of the Company's outstanding and exercisable warrants is as follows:

Expiry date	Number of warrants outstanding	Weighted average exercise price	Weighted average remaining life
	#	CAD$	Years
October 25, 2027	6,000,000	0.12	2.32
December 3, 2027	3,230,000	0.12	2.43
December 23, 2027	1,310,000	0.12	2.48
October 25, 2026	480,000	0.12	1.32
June 30, 2028	1,661,000	0.12	3.00
	12,681,000	0.12	2.42

Option liability

During the third quarter ending September 30, 2024, the Company granted 3,333,333 options to purchase shares held by Athena in Carlton Precious Inc (fka Nubian Resources Ltd) at an exercise price of CAD$0.06, with an expiry date of January 31, 2025. The options had an initial valuation of $71,049. The outstanding options were revalued as of December 31, 2024, using a Black Scholes model and had a valuation of $12,433, resulting in an adjustment of $58,616 for the year ended December 31, 2024. The options expired unexercised on January 31, 2025. During the three and six months ended June 30, 2025, Company recorded a gain on the revaluation of the option liability of $nil and $12,433, respectively (2024 - $nil and $nil).

NOTE 7 – SHARE CAPITAL AND RESERVES

a) Authorized share capital

The Company is authorized to issue an unlimited number of common shares with no par value. The Company does not currently pay dividends.

b) Issued share capital

During the six months ended June 30, 2025, the Company had the following share capital transactions:

On April 25, 2025, the Company issued 1,737,236 common shares at a fair value of $62,551 (CAD$86,862 or CAD$0.05 per share) as a finder’s fee. The shares were issued pursuant to the acquisition of Laird Lake and Oneman Lake Projects in Ontario from Libra Lithium Corp. The terms of the acquisition agreements provided that these shares would not be issued until the Company had completed its redomicile from Delaware and merger with its British Columbia subsidiary, Nova Athena Gold Corp.

21

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

On April 25, 2025, the Company completed a private placement of 15,300,000 flow-through shares at a price of CAD$0.05 per flow-through share for gross proceeds of $550,895 (CAD$765,000). As the Company’s market price of common shares on April 25, 2025 was CAD$0.05, there was no flow-through premium associated with the private placement.

On April 25, 2025, in connection with the private placement of flow through shares, the Company issued 480,000 units to arm’s length parties consisting of one non-flow-through common share and one common share purchase warrant. The warrants had a fair value of $10,891, measured using a Black-Scholes option pricing model, and the shares had a fair value of $17,312 (CAD$24,000) measured using the closing price of Athena’s common shares on the same date.

On June 30, 2025, the Company completed a non-brokered private placement of 3,322,000 units comprised of one common share and one half of one common share purchase warrant for gross proceeds of $121,007 (CAD$166,100). Each whole warrant may be exercised into one common share at an exercise price of CAD$0.12 per common share until June 30, 2028. If, at any time after November 1, 2025, the average volume weighted trading price of the Company’s Common Shares on the Canadian Securities Exchange (or such other stock exchange on which the Common Shares may be traded from time to time) is at or above CAD$0.20 per share for a period of 10 consecutive trading days (the “Triggering Event”), the Company may at any time, after the Triggering Event, accelerate the expiry date of the warrants by giving ten calendar days notice to the holders of the warrants, by way of news release, and in such case the warrants will expire on the first day that is 30 calendar days after the date on which such notice is given by the Company announcing the Triggering Event. On initial recognition, the warrants were measured at fair value of $52,145 using a Black-Scholes option pricing model.

During the year ended December 31, 2024, the Company had the following share capital transactions:

On December 23, 2024, the Company completed the third tranche of a non-brokered private offering consisting of CAD$131,000 of its Units at a purchase price of CAD$0.05 per Unit for a total of 2,620,000 Units. Each Unit consisted of one share of Common Stock and one-half common stock purchase warrant (“Warrant”). Each whole Warrants exercisable for three years to purchase one additional share of Common Stock at a price of CAD$0.12 per share. The transaction is part of the Company’s unregistered private offering of up to CAD$1,000,000 in Units at a price of CAD$0.05 per Unit.

On December 3, 2024, the Company completed the second tranche of a non-brokered private offering consisting of CAD$323,000 of its Units at a purchase price of CAD$0.05 per Unit for a total of 6,460,000 Units. Each Unit consisted of one share of Common Stock and one-half common stock purchase warrant. Each whole Warrants exercisable for three years to purchase one additional share of Common Stock at a price of CAD$0.12 per share. The transaction is part of the Company’s unregistered private offering of up to CAD$1,000,000 in Units at a price of CAD$0.05 per Unit.

On October 25, 2024, the Company completed the first tranche of a non-brokered private offering consisting of CAD$600,000 of its Units at a purchase price of CAD$0.05 per Unit for a total of 12,000,000 Units. Each Unit consisted of one share of Common Stock and one-half common stock purchase warrant. Each whole Warrants exercisable for three years to purchase one additional share of Common Stock at a price of CAD$0.12 per share. The transaction is part of the Company’s unregistered private offering of up to CAD$1,000,000 in Units at a price of CAD$0.05 per Unit.

On June 7, 2024, the Company issued an aggregate of 600,000 shares in the common stock of the Company to two independent directors and the Chief Financial Officer of the Company as compensation for their services.

On June 7, 2024, the Company issued 300,000 common stock to a vendor in settlement of an invoice for services totaling CAD$15,000.

22

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

On January 17, 2024, the Company completed the sale of an aggregate of CAD$200,000 of its Units at a purchase price of CAD$0.04 per Unit for a total of 5,000,000 Units. Each Unit consisted of one share of Common Stock and one common stock purchase warrant exercisable for one year to purchase one additional share of Common Stock at a price of CAD$0.05 per share. $27,812 previously classified as a related party account payable was used towards the funds required for the investment in the private placement.

On January 17, 2024, the Company issued 685,564 common stock to a vendor in settlement of invoices for services totaling CAD$34,278.

c) Stock options

The Company adopted its 2020 Equity Incentive Plan (the “Plan”) which became effective in January 2021. Under the Plan, the Company is authorized to issue up to 10 million common shares pursuant to grants and the exercise of rights under the Plan. Effective March 10, 2021, the Corporation adopted a deferred compensation and equity award plan (the “Deferred Compensation Plan”). Restricted share units awarded pursuant to the Deferred Compensation Plan shall vest in the manner determined by the Board with respect to such award. Restricted share units have no voting rights, and no amount due or payable under the Deferred Compensation Plan or any interest in the Deferred Compensation Plan, shall be subject in any manner to alienation, sale, transfer, assignment, pledge, attachment, garnishment, lien, levy or like encumbrance.

A summary of the Company’s stock option activity is as follows:

	Stock options outstanding	Weighted average exercise price
	#	$
Balance December 31, 2022	4,980,000	0.07
Granted	250,000	0.07
Balance, December 31, 2023	5,230,000	0.07
Granted	–	–
Balance December 31, 2024	5,230,000	0.07
Granted	2,750,000	0.04
Balance, June 30, 2025	7,980,000	0.06

A summary of the Company’s outstanding and exercisable stock options as at June 30, 2025 is as follows:

Expiry date	Number of options outstanding	Number of options exercisable	Weighted average exercise price	Weighted average remaining life
	#	#	$	Years
March 22, 2026	2,000,000	2,000,000	0.09	0.73
October 12, 2032	2,980,000	2,980,000	0.06	7.29
January 16, 2028	250,000	250,000	0.07	2.55
June 12, 2035	2,750,000	2,750,000	0.04	9.96
	7,980,000	7,980,000	0.06	6.42

23

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

A summary of the Company’s weighted average inputs used in the Black-Scholes option pricing model to calculate the fair value of the stock options granted during the six months ended June 30, 2025 and the year ended December 31, 2024 is as follows:

	2025	2024
Share price	$0.03	N/A
Exercise price	$0.04	N/A
Expected life	10.00	N/A
Risk-free interest rate	3.33%	N/A
Expected volatility	145.56%	N/A
Expected annual dividend yield	0.00%	N/A

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Ontario Claim holders must satisfy required annual units of assessment work to keep their claims in good standing. They must perform early exploration work and submit an assessment work report through the Mining Lands Administration System (MLAS). Current annual work commitment is CAD$74,800 per annum on the Laird Lake claims. Assessment work has been completed to maintain these claims until January 2027.

NOTE 9 – RELATED PARTY TRANSACTIONS

Management and Consulting Fees

The Company was subject to a month-to-month management agreement with John Power requiring a monthly payment of $2,500 as consideration for the day-to-day management of Athena, $7,500 and $15,000 was recorded as management fees and are included in general and administrative expenses in the accompanying consolidated statements of operations for the six months ended June 30, 2025 and 2024, respectively. The management agreement was terminated after the March 31, 2025 payment with Mr. Power being replaced by Koby Kushner as CEO.

On April 1, 2025, the Company engaged in a company wholly owned and controlled by the CEO (Brie) for executive services of CAD$24,000 plus HST for April, May and June 2025 and CAD$8,000 plus HST each month thereafter. In the event of a change of control, Brie will be entitled to a cash payment of 12 times the monthly services fee and for every full year of services completed the change of control fee will increase by three months of services fee. The increase is capped at 18 months of compensation. Brie has been paid CAD$81,360 for the six months ended June 30, 2025.

On April 25, 2025, the Company engaged Nemo Resources Inc (Nemo) for exploration management services for CAD$12,000 plus HST per month. If the agreement is terminated by the Company, Nemo will receive a cash payment of CAD$90,000. In the event of a change of control, Nemo will be entitled to a cash payment of no less than CAD$200,000. Benjamin Kuzmich is the VP of Exploration for Athena and is a director, employee, and controlling shareholder of Nemo. Andrew Jedemann is the Exploration Manager for Athena and is a shareholder and employee of Nemo. Koby Kushner is the CEO of Athena and is a director and controlling shareholder of Nemo.

The Company paid the Chief Financial Officer for consulting services $24,480 and $18,270 for the six months ended June 30, 2025 and 2024, respectively.

24

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

Director fees and share-based compensation

There were no cash payments for director fees for the six months ended June 30, 2025 and 2024.

On June 12, 2025, the Company issued 2,000,000 options to officers and directors of the total 2,750,000 options issued on that date resulting in share-based compensation of $89,277 for the six months ended June 30, 2025. On June 7, 2024, the Company issued an aggregate of 600,000 common shares of the Company to two independent directors and the Chief Financial Officer of the Company as compensation for their services resulting in SBC expense of $24,000 for the six months ended June 30, 2024.

Advanced deposits and accounts payable

In December 2023, the Company received an advanced deposit for investment into the January 2024 private placement from John Gibbs for $25,000 and from John Power for $21,000. In addition, John Power is due approximately $0 and $44,198 as of June 30, 2025 and 2024, respectively for expense reports and other advances made to the Company.

Note payable

On June 7, 2024, the Company executed a promissory note with John Power, for $100,000 at 6% with a January 2, 2026 maturity date.

Common shares issued in private placements

As part of the private placement of units on June 30, 2025 (Note 7(b)), Brie purchased 1,440,000 units in the offering.

NOTE 10 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The classification of each measurement within this hierarchy is based on the lowest-level significant input used in valuation. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly

Level 3 - Inputs that are not based on observable market data

The fair value of cash, prepaid expenses, accounts payable, advanced deposits, and note payable approximate their carrying values due to their short term to maturity. The investment in securities is recorded at the fair value through profit and loss using Level 1 inputs.

The warrant liabilities are measured at fair value through profit and loss using level 3 inputs (Note 3). During the years ended December 31, 2024 and 2023, there were no transfers between categories in the fair value hierarchy.

25

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

The Company's financial instruments are exposed in varying degrees to a variety of financial risks. The Board of Directors approves and monitors the risk management processes as follows:

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty fails to meet an obligation under contract. Credit risk exposure arises with respect to the Company's cash and cash equivalents, including cash and a guaranteed investment certificate held in a financial institution, and deposits. The risk exposure is limited because the Company places its cash and cash equivalents in institutions of high credit worthiness within Canada and the United States. The Company’s investment in securities is exposed to credit risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not hold any financial instruments with variable interest rates, other than cash equivalents and, therefore, is not exposed to significant interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. As the Company’s operations do not generate cash, financial liabilities are discharged using funding through the issuance of common shares or debt as required. As at June 30, 2025, the Company had sufficient cash on hand to discharge its financial liabilities as they become due but will require additional funding to continue operations.

Commodity price risk

The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market price of gold. The Company closely monitors commodity prices to determine the appropriate course of action to be taken.

Foreign exchange risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities held by the Company are not denominated in its functional currency. The Company does not manage currency risk through hedging or other currency management tools. At June 30, 2025, the Company is exposed to foreign exchange risk through its warrant liability and certain payables. The Company does not consider exposure to foreign exchange risk to be material.

26

ATHENA GOLD CORPORATION

Notes to the Financial Statements

(Expressed in US dollars - unaudited)

NOTE 11 – SEGMENTED INFORMATION

The Company is managed as one reportable segment: North America. The North American segment conducts exploration and evaluation activities at the Company’s principal assets, the Excelsior Springs, Laird Lake and Oneman Lake projects. This segment does not presently report any revenues from operations. Through this segment, the Company seeks to position its projects as development opportunities within the gold, silver, and other metals sectors.

The Company’s Chief Operating Decision Maker is the Chief Executive Officer (“CODM”). The CODM uses the consolidated statement of operations and comprehensive income (loss) as the measure of segment profit and loss to assess performance and allocate resources. The measure of segment assets is reported on the consolidated balance sheets as “Total assets” and the measure of segment capital expenditures is reported on the consolidated statements of cash flows as “Acquisition of mineral properties.”

The Company reported no revenues during the six months ended June 30, 2025 and 2024. The geographic location of all long lived assets is described in Note 2. The following table represents our major segment expenses:

Six months ending	6/30/2025	6/30/2024

Exploration, evaluation and project expenses	$306,240	$62,400
General and administrative expenses	483,540	204,397
Other income (expense)	(758,613)	(251,562)

Net loss	$(31,167)	$(518,359)

NOTE 12 – SUBSEQUENT EVENTS

Mammoth Minerals Limited (M79) (formerly, Firetail Resources Limited) has exercised its option to be able to earn an 80% interest in Athena’s Excelsior Springs project in Nevada, USA effective August 19, 2025. In consideration. Mammoth has paid Athena $178,253 in cash and issued 32,000,000 ordinary shares in the capital of Mammoth, worth CAD$2,852,048 based on M79’s closing price on the exercise date.

On August 18, 2025 the Crow Springs (see Note 5) agreement was terminated.

On August 19, 2025, the Company announced that it made its annual payment on its Laird Lake gold project in Red Lake, Ontario, in the amount of CAD$50,000 through the issuance of 500,000 common shares to Bounty Gold Corp. at a deemed price of CAD$0.05 per share and a cash payment of CAD$25,000.

On August 19, 2025, the Company announced it has agreed to settle outstanding debt in the amount of CAD$49,050 through the issuance of 981,000 common shares in the capital of the Company at a deemed price of CAD$0.05 per share.

27

ATHENA GOLD CORPORATION

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025 AND 2024

(Unaudited)

28

ATHENA GOLD CORPORATION

Management’s Discussion and Analysis

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to provide readers of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity, and certain other factors that may affect our future results. This MD&A was prepared effective August 29, 2025.

Our MD&A should be read in conjunction with our unaudited condensed interim consolidated financial statements of Athena Gold Corporation, (“Athena”, the “Company”, “we”, and “our”) and the related notes thereto for the three and six months ended June 30, 2025 and 2024, and the restated unaudited consolidated financial statements for the years ended December 31, 2024 and 2023 and the related notes thereto. Unless otherwise noted, all currency amounts are in US dollars.

The unaudited condensed interim consolidated financial statements for the quarter ended June 30, 2025, are prepared in accordance with IFRS.

Caution Regarding Forward-Looking Statements

Some of the information presented in this MD&A constitutes “forward-looking statements”. These forward-looking statements include, but are not limited to, statements that include terms such as “may,” “will,” “intend,” “anticipate,” “estimate,” “expect,” “continue,” “believe,” “plan,” or the like, as well as all statements that are not historical facts. Forward-looking statements are inherently subject to risks and uncertainties that could cause actual results to differ materially from current expectations. Although we believe our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, there can be no assurance that actual results will not differ materially from expectations.

All forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made.

Management’s Responsibility for Financial Statements

The information provided in this MD&A, including the audited consolidated financial statements, are the responsibility of management. In the preparation of these consolidated financial statements, estimates are sometimes necessary to make a determination of the future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying condensed interim consolidated financial statements. Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Business Overview

Athena Gold Corporation (“we,” “our,” “us,” or “Athena”) is engaged in the acquisition and exploration of mineral resources. We were incorporated in Delaware on December 23, 2003, and began our mining operations in 2010. On October 31, 2024, the board of directors determined that it would be in the best interest of the Company to change the corporate jurisdiction from the State of Delaware to the Province of British Columbia, Canada by means of a process called a “merger” under the Delaware General Corporation Law and a “continuation” followed by an amalgamation under the Business Corporations Act (British Columbia). On March 27, 2025 the shareholders of the Company approved the redomestication of the Company in the Province of British Columbia, Canada by merger into a British Columbia corporation. The Company’s head office is at Suite 204, 1497 Martin St, White Rock, British Columbia, Canada V4B3W8.

The Company is listed on the Canadian Securities Exchange (“CSE”) trading under the symbol “ATHA” and is co-listed on the United States (“US”) OTCQB trading under the symbol “AHNRF”. After the shareholder approval of the redomestication, the Company became a foreign private issuer as it is incorporated outside of the United States. The Company will file an annual Form 20-F instead of a Form 10-K, and quarterly Form 6-K instead of a 10-Q. Additionally, the Company will report financial statements in accordance with International Financial Reporting Accounting Standards.

The Company’s properties do not have any reserves. The Company plans to conduct exploration programs on these properties with the objective of ascertaining whether any of its properties contain economic concentrations of precious and base metals that are prospective for mining.

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ATHENA GOLD CORPORATION

Management’s Discussion and Analysis

Results of Operations for the Three Months Ended June 30, 2025 and 2024

	Three Months Ended
	6/30/25	6/30/24

Operating expenses:
Exploration, evaluation and project expenses	$252,863	$21,986
General and administrative expenses	273,175	75,813
Total operating expenses	526,038	97,799

Net operating loss	(526,038)	(97,799)

Other income (expenses):
Other income	33,487	–
Interest expense	(1,496)	(378)
Realized loss on investment	–	–
Unrealized gain (loss) on investment	337,035	(4,344)
Revaluation of warrant liability	20,406	(74,224)
Total other income (expense)	$389,432	$(78,946)

Net loss	$(136,606)	$(176,745)

Results of Operations for the Six Months Ended June 30, 2025 and 2024

	Six Months Ended
	6/30/25	6/30/24

Operating expenses:
Exploration, evaluation and project expenses	$306,240	$62,400
General and administrative expenses	483,540	204,397
Total operating expenses	789,780	266,797

Net operating loss	(789,780)	(266,797)

Other income (expenses):
Other income	33,487	–
Interest expense	(2,976)	(378)
Realized loss on investment	(6,936)	–
Unrealized gain (loss) on investment	417,186	(57,824)
Revaluation of warrant liability	317,852	(193,360)
Total other income (expense)	$758,613	$(251,562)

Net loss	$(31,167)	$(518,359)

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ATHENA GOLD CORPORATION

Management’s Discussion and Analysis

Operating expenses:

For the three months ended June 30, 2025, the Company increased general and administrative expenses by approximately $197,000. The increase was due to the following approximate year over year variances:

Three months ending	6/30/2025	6/30/2024	Variance
Legal and other professional fees	$181,000	$45,000	$136,000
Share based compensation	89,000	24,000	65,000
Stock exchange fees and related expenses	3,000	4,000	(1,000)
Other general expenses	–	3,000	(3,000)
Total	$273,000	$76,000	$197,000

For the six months ended June 30, 2025, the Company increased general and administrative expenses by approximately $279,000. The increase was due to the following approximate year over year variances:

Six months ending	6/30/2025	6/30/2024	Variance
Legal and other professional fees	$367,000	$149,000	$218,000
Share based compensation	89,000	24,000	65,000
Stock exchange fees and related expenses	27,000	27,000	–
Other general expenses	1,000	5,000	(4,000)
Total	$484,000	$205,000	$279,000

•	Legal and other professional fees increased for the three and six months ended June 30, 2025 compared to prior year, due to the costs associated with the re-domestication of the Company from the state of Delaware to the Province of British Columbia, by merger into its British Columbia subsidiary, Nova Athena Gold Corp. Additionally, there were investor relations fees of approximately $100,000 for the six months ended June 30, 2025.
•	Stock based compensation increased with the issuance of 2,750,000 options, 100% vested on June 30, 2025 with a $89,000 valuation compared to 600,000 shares issued on June 7, 2024 with a $24,000 valuation
•	The revaluation of warrant liability expense was impacted by the net decrease in warrants for the six months ended June 30, 2025 by approximately 24,000,000.

Other income and expense:

•	Other income included a non-refundable fee of $31,834 (AUD$50,000) received from Firetail Resources Limited that provided an exclusive period to perform due diligence on the option to acquire an 80% interest of the Company’s Excelsior Springs Project.
•	The unrealized gain on investment is due in large part to the increase in the share price of Carlton Precious Inc securities from CAD$0.06 to CAD$0.14 held by the Company.

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ATHENA GOLD CORPORATION

Management’s Discussion and Analysis

Liquidity and Capital Resources

The Company has no revenue generating operations from which it can internally generate funds. To date, the Company’s ongoing operations have been financed by the sale of its equity securities by way of public offerings, private placements and the exercise of incentive stock options and share purchase warrants. The Company believes that it will be able to secure additional private placements and public financings in the future, although it cannot predict the size or pricing of any such financings. This situation is unlikely to change until such time as the Company can develop a bankable feasibility study on one of its projects.

For the six months ended June 30, 2025, the Company sold 1,071,000 shares of the investment in Carlton Precious for CAD$70,450.

Going Concern

Our financial statements have been prepared on a going concern basis, which assumes that we will be able to meet our obligations and continue our operations during the next fiscal year. Asset realization values may be significantly different from carrying values as shown in our consolidated financial statements and do not give effect to adjustments that would be necessary to the carrying values of assets and liabilities should we be unable to continue as a going concern.

Liquidity

As of June 30, 2025, we had approximately $550,000 of cash and working capital of approximately $1,000,000. This compares to cash on hand of approximately $15,000 and negative working capital of approximately $85,000 as at June 30, 2024.

The Company expects that it will operate at a loss for the foreseeable future and believes the current cash and cash equivalents and working capital will be sufficient for it to maintain its currently held properties, fund its planned exploration, and fund its currently anticipated general and administrative costs for at least the next 12 months from the date of this report.

However, the Company does expect that it will be required to raise additional funds through public or private equity financings in the future in order to continue in business in the future past the immediate 12-month period. Should such financing not be available in that timeframe, the Company will be required to reduce its activities and will not be able to carry out all of its presently planned exploration and, if warranted, development activities on its currently anticipated scheduling.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development and exploration of its mineral properties and to maintain a flexible capital structure, which optimizes the costs of capital to an acceptable risk.

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ATHENA GOLD CORPORATION

Management’s Discussion and Analysis

As of June 30, 2025, the capital structure of the Company consists of 259,508,086 shares of common stock with no par value. The Company manages the capital structure and adjusts it in response to changes in economic conditions, its expected funding requirements, and risk characteristics of the underlying assets. The Company’s funding requirements are based on cash forecasts. In order to maintain or adjust the capital structure, the Company may issue new debt, new shares and/or consider strategic alliances. Management reviews its capital management approach on a regular basis. The Company is not subject to any externally imposed capital requirements.

Off Balance Sheet Arrangements

We do not have and never had any off-balance sheet arrangements.

Critical Accounting Policies

The Company adopted IFRS Accounting Standards with an effective date of January 1, 2023. The Company had previously reported under United States Generally Accepted Accounting Principles.

Impact on equity

The following table summarizes the impact on the Company’s equity accounts on January 1, 2023:

Account	As reported	Adjustment	Re-stated
	$	$	$
Accumulated deficit	11,702,799	(66,566)	11,636,233
Additional paid-in capital	16,652,602	(420,247)	16,232,355
Options reserve	–	336,940	336,940

The following table summarizes the impact on the Company’s equity accounts on December 31, 2023:

Account	As reported	Adjustment	Re-stated
	$	$	$
Accumulated deficit	11,090,050	(95,132)	10,994,918
Additional paid-in capital	17,391,148	(455,211)	16,935,937
Options reserve	–	358,146	358,146

The following table summarizes the impact on the Company’s equity accounts on December 31, 2024:

Account	As reported	Adjustment	Re-stated
	$	$	$
Accumulated deficit	11,726,568	(94,708)	11,631,860
Additional paid-in capital	17,861,545	(455,765)	17,405,780
Options reserve		358,458	358,458

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ATHENA GOLD CORPORATION

Management’s Discussion and Analysis

Comprehensive income

For the years ended December 31, 2024 and 2023, the Company reported a net loss of $636,518 and a net income of $612,748, respectively. In connection with the adoption of IFRS Accounting Standards, the Company’s net loss for the year ended December 31, 2024 increased by $424. For the year ended December 31, 2023, the Company’s net income increased by $28,567.

CONTROLS AND PROCEDURES

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures:

Disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and that such information is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosures. Our management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management’s control objectives.

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based upon this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of such date as a result of a material weakness in our internal control over financial reporting due to lack of segregation of duties, a limited corporate governance structure and insufficient formal management review processes over certain financial and accounting reports as discussed in Item 9A of our Form 10-K for the fiscal year ended December 31, 2024.

While we strive to segregate duties as much as practicable, there is an insufficient volume of transactions at this point in time to justify additional full-time staff. We believe that this is typical in many exploration stage companies. We may not be able to fully remediate the material weakness until we commence mining operations at which time, we would expect to hire more staff. We will continue to monitor and assess the costs and benefits of additional staffing.

Changes in Internal Control over Financial Reporting:

There were no changes in our internal control over financial reporting that occurred during the last fiscal quarter covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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Form 52-109FV2

Certification of Interim Filings

Venture Issuer Basic Certificate

I, KOBY KUSHNER, Chief Executive Officer of Athena Gold Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Athena Gold Corporation (the “issuer”) for the interim period ended June 30, 2025.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 29, 2025.

/s/ Koby Kushner_______________________

Koby Kushner
Chief Executive Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

35

Form 52-109FV2

Certification of Interim Filings

Venture Issuer Basic Certificate

I, TYLER MINNICK, Chief Financial Officer of Athena Gold Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Athena Gold Corporation (the “issuer”) for the interim period ended June 30, 2025.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: August 29, 2025.

/s/ Tyler Minnick_______________________

Tyler Minnick
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

36